VIA EDGAR	August 3, 2015

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Ms. Joyce Sweeney

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mr. Frank Knapp

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014 (“2014 Form 10-K”)

Filed March 17, 2015

File No. 000-13063

Dear Ms. Collins, Ms. Sweeney and Mr. Knapp:

Reference is made to your letter dated July 20, 2015 (the “Comment Letter”) to Mr. Scott D. Schweinfurth, Executive Vice President and Chief Financial Officer of Scientific Games Corporation (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italics, with the response to each comment set forth immediately following the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results

Year ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue, page 55

1.              We note your disclosure that the $17 million year-over-year increase in instant games revenue is due to higher revenue from U.S. and international participation contracts and higher revenue from U.S. price-per-unit contracts, partially offset by a decrease in revenue from international price-per-unit contracts, the exit from your Provoloto business, and lower revenue from licensing and player loyalty programs. Please tell us what consideration was given to separately quantifying the impact of each factor, if reasonably practicable, as it relates to year-over-year changes in instant games revenue in order to provide an indication as to the extent to which increases in revenues are attributable to such factors. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

The disclosure in our consolidated results of operations referenced by the Staff on page 55 of our 2014 Form 10-K is intended to provide a summarized explanation of the change in consolidated revenue by providing the key drivers of our business segments which had a material impact on the consolidated results.  We further provide a more detailed explanation of the significant changes in our components of revenue within the individual segment results of operations sections.  Specifically as it relates to the $17 million year-over-year increase in instant games revenue, we included the following explanation within the Lottery segment results of operations on page 65 of the 2014 Form 10-K:

The $17.0 million increase in Lottery instant games revenue reflected higher revenue of $22.3 million from our U.S. and international participation contracts driven by an increase in retail sales partially offset by lower revenue of $2.6 million from our price-per-unit contracts due to unfavorable contract revisions, the mix of orders, a reduction in revenue from the closing of our Mexico business and lower revenue of $2.7 million from our licensing and player loyalty programs.  Instant game revenue also reflected an unfavorable foreign currency translation of $1.5 million.

We understand that the consolidated results of operations should focus on an analysis of the consolidated financial condition and operating performance and, when applicable, include quantified explanations.  Additionally, we considered the guidance in Item 303(a)(3) of Regulation S-K and as required by Item 303(a)(3)(i) and (iii) of Regulation S-K. We believe that the paragraph included above from the Lottery segment results of operations in our 2014 Form 10-K describes the significant components of our instant games revenue and provides the reader with an understanding of the impact on revenue from prices and volume.  We also considered the guidance in Section III.B of SEC Release 33-8350, focusing our explanations on key indicators of financial condition and operational performance, material changes and impacts, as well as any other information that we believe is necessary to ensure the financial statements and results of operations are not misleading.  In response to the Staff’s comment and the above referenced guidance, in future filings, we will ensure that we include relevant detailed segment explanations, including dollar amounts, in the consolidated results of operations when segment-specific results and performance are a material driver of the consolidated results.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note (9) Intangible Assets and Goodwill, page 120

2.              We note your disclosure on page 122 that your change in reporting units from six to eight in fiscal 2014 did not result in a reallocation of goodwill balances in accordance with ASC 350. Please describe for us the change in reporting units and how goodwill was allocated to the different reporting units. Tell us how you considered ASC 350-20-35-45 in determining that a reallocation of goodwill using a relative fair value approach was not required. Include in your response a discussion of the Bally acquisition’s impact on the allocation of goodwill to each reporting unit.

During fiscal 2014 we made three changes to our reporting units for the purpose of testing goodwill for impairment.  First, we aggregated two of our legacy reporting units within the Lottery segment; instant products and licensed properties were combined into one reporting unit: instant products.  Second, we split our legacy gaming reporting unit into two reporting units, SG Gaming and Legacy UK gaming.  And third, with the acquisition of Bally Technologies, Inc. (“Bally”), we allocated the assets acquired (including goodwill) and liabilities assumed into four separate reporting units; Gaming, Interactive, Casino Management Systems and Table Products.  The Bally gaming assets and liabilities were aggregated with the existing SG Gaming reporting unit.  The Bally interactive assets and liabilities were aggregated with the existing Interactive reporting unit, resulting in one Interactive reporting unit.  The Casino Management Systems and Table Products reporting units were new reporting units for us in 2014 solely resulting from the Bally acquisition; prior to the acquisition, the Company did not have similar businesses.  See the chart below which depicts the changes in reporting units from 2013 to 2014, noting that our U.S. Lottery Systems and International Lottery Systems reporting units were unchanged during 2014.

The instant products and licensed properties historical reporting units were aggregated pursuant to ASC 350-20-35-35 based upon the fact that they have similar economic characteristics and therefore, the related goodwill of both reporting units was aggregated.  Additionally, we considered the reallocation criteria in ASC 350-20-35-45; however, as two reporting units were merged into one, we believed that no reallocation of the exiting goodwill of the two reporting units was necessary.  The instant products reporting unit at December 31, 2014 included the goodwill of both entities.

As of December 31, 2013, after the acquisition of WMS Industries Inc. (“WMS”) on October 18, 2013, we concluded that we had only one Gaming reporting unit based on our intention to integrate the previously acquired legacy UK gaming business and the WMS gaming business into one business. Given the disruptions in the integration process in 2014 as a result of the acquisition of Bally, we ultimately did not integrate the legacy UK gaming business and the new WMS business during 2014 and, as of December 31, 2014, the two businesses continued operating separately from each other. Additionally, with the acquisition of Bally on November 21, 2014 and the resulting expansion of our gaming business outside of the UK, we concluded that the legacy UK gaming business would not be integrated with the WMS and Bally businesses.  As such, we identified our legacy UK gaming business as a separate reporting unit for the purpose of testing goodwill for impairment as of December 31, 2014 and it retained the goodwill originally assigned to it prior to 2013. We considered ASC 350-20-35-45, noting that since the legacy UK gaming business was never integrated into the SG Gaming reporting unit and continued to be managed separately from the WMS gaming business in 2014, the benefits of the legacy UK Gaming acquired goodwill were never realized by the WMS business which made up the rest of the reporting unit.  As such, the current carrying amount of the goodwill of the two components was not required to be reallocated as of December 31, 2014.

Additionally, as a result of the acquisition of Bally on November 21, 2014 we completed the purchase price allocation using a relative fair value approach and assigned all assets acquired and liabilities assumed into four separate reporting units (Gaming, Casino Management Systems, Table Products and Interactive) for the purpose of testing goodwill for impairment.  We considered ASC 350-20-35-45, as well as ASC 350-20-35-39 through 35-40, as part of our relative fair value allocation analysis at the date of acquisition.  For the assets acquired (including goodwill) and liabilities assumed that were allocated to the gaming and interactive businesses, those amounts were included in the existing Gaming and Interactive reporting units.  Since the Gaming reporting unit at December 31, 2014 consisted of an aggregation of Bally gaming and WMS gaming and excluded the legacy UK gaming business, it was renamed SG Gaming and no reallocation of goodwill was required.  The assets acquired (including goodwill) and liabilities assumed that were allocated to the Casino Management Systems and Table Products represent new reporting units as of December 31, 2014.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please contact me at (847) 785-3760.

Very truly yours,

/S/ Scott D. Schweinfurth

Scott D. Schweinfurth
Executive Vice President and Chief Financial Officer

cc: Mr. M. Gavin Isaacs

President and Chief Executive Officer

Scientific Games Corporation

Mr. Jeffrey B. Johnson

Vice President Finance and Chief Accounting Officer

Scientific Games Corporation